FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of May 2005

                                 HSBC Bank PLC

                   8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]




The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

                           HSBC TRINKAUS & BURKHARDT
                    SHOWS NEARLY 20% GROWTH IN Q1 NET PROFIT

        * Net profit in the first quarter of 2005 increased by 19.9 per cent to EUR19.3 million. Operating profit decreased by 8.0 per cent to EUR26.5 million.
        * Net fees and commissions improved by 11.8 per cent to EUR61.4 million. Net interest income rose by 6.5 per cent to EUR16.5 million.
        * HSBC Trinkaus & Burkhardt is currently transferring the securities processing business of other banks to the newly established subsidiary, International Transaction Services GmbH.

HSBC Trinkaus & Burkhardt, which is indirectly approximately 73.5 per cent owned by HSBC Holdings plc, built on the positive business developments seen in 2004 during the first three months of 2005. In comparison to the first quarter of 2004, net profit increased by 19.9 per cent to EUR19.3 million. However, the exceptionally good trading profits earned in the prior year were not repeated in the first quarter of 2005. As a result, operating profit for the first three months was EUR26.5 million, 8.0 per cent lower than the excellent prior year result of EUR28.8 million.

The increase in net profit resulted from a gain on the sale of investment securities and a reduced effective tax rate, which arose as a result of the gain on sale. The strengthening of our customer relationships is reflected in growth in both net interest income and fee and commissions. The most important element of the bank's profit, net fees and commissions, once again grew strongly, rising
11.8 per cent to EUR61.4 million. As part thereof, higher volumes and increased fund commissions in securities transactions were significant.

Comparing the interest income to the first quarter of 2004, it improved by 6.5 per cent to EUR16.5 million. Higher volumes in the corporate banking business more than compensated for lower net interest income earned from financial investments.

Trading profits were lower than the very good results of the first quarter of 2004, with a 22.3 per cent decrease of EUR4.7 million to EUR16.4 million. The reduction mainly resulted from the bank's own investments, which had substantially contributed to the previous year's trading profit. However, the operative trading division exceeded both the previous year's results and budget. Invariably, trading in equity and equity/index-related derivatives produced the largest contribution.

Risk provisions remained at low levels thanks to the unchanged conservative policy in the assessment of credit risks and the bank's effective risk management. In comparison to the previous year, lending provisions decreased by EUR0.6 million to EUR0.7 million.

Although there was an 8.0 percent increase in total administrative expenses to EUR67.3 million, the cost:income ratio remained under the 70 per cent target. The increase in total administrative expenses was mainly due to a higher number of employees in fund administration and securities processing.

The Managing Partners view that, even though there was a decrease in trading profits, the first quarter expectations have been met. This is due to the continuously successful expansion in customer acquisition, which broadens the profit base of client business. This is particularly emphasised by the rise in net fees and commissions income during the first quarter. The further development of net fees and commissions depends on the trends in capital markets, in particular investor appetite for new issues as well as further M&A mandates.

In the securities processing division, HSBC Trinkaus & Burkhardt is currently transferring its business to the newly established subsidiary, International Transaction Services GmbH (ITS). On 1 October 2004, the telecom-subsidiary "T-Systems International GmbH" became a 49 per cent shareholder in ITS. With this joint venture, the Managing Partners expect real benefits from additional, quality, mandates in securities processing.

HSBC Trinkaus & Burkhardt's clear strategic positioning as a traditional private bank, which is also part of the largest European bank and one of the world's leading banking groups, is a key factor in its wide-ranging service capabilities. With this unique positioning, HSBC Trinkaus & Burkhardt presents itself as, at one and the same time, more German than any international bank and more international than any German bank.




                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 12 May 2005